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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
           ----------------------------------------------------------
                                  SCHEDULE TO/A
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 28)
                              TAUBMAN CENTERS, INC.
                       (Name of Subject Company (Issuer))
                        SIMON PROPERTY ACQUISITIONS, INC.
                           SIMON PROPERTY GROUP, INC.
                             WESTFIELD AMERICA, INC.
                      (Names of Filing Persons (Offerors))
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)
                                    876664103
                      (CUSIP Number of Class of Securities)

          James M. Barkley, Esq.                  Peter R. Schwartz, Esq.
        Simon Property Group, Inc.                Westfield America Inc.
           National City Center                  11601 Wilshire Boulevard
        115 West Washington Street                     12th Floor
              Suite 15 East                        Los Angeles, CA 90025
          Indianapolis, IN 46024                 Telephone: (310) 445-2427
        Telephone: (317) 636-1600
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)
         ---------------------------------------------------------------
                                   Copies to:

    Steven A. Seidman, Esq.                    Scott V. Simpson, Esq.
    Robert B. Stebbins, Esq.          Skadden, Arps, Slate, Meagher & Flom LLP
    Willkie Farr & Gallagher                      One Canada Square
       787 Seventh Avenue                           Canary Wharf
    New York, New York 10019                  London, E14 5DS, England
   Telephone: (212) 728-8000                Telephone: (44) 20 7519 7000


                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
       TRANSACTION VALUATION*                   AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
          $1,193,880,540                              $238,776.11
--------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $20.00, the per share tender offer price, by 59,694,027 shares of Common Stock, consisting of (i) 50,908,965 outstanding shares of Common Stock, (ii) 2,270 shares of Common Stock issuable upon conversion of 31,784,842 outstanding shares of Series B Non-Participating Convertible Preferred Stock, (iii) 7,202,785 shares of Common Stock issuable upon conversion of outstanding partnership units of The Taubman Realty Group, Limited Partnership ("TRG") and (iv) 1,580,007 shares of Common Stock issuable upon conversion of outstanding options (each of which entitles the holder thereof to purchase one partnership unit of TRG which, in turn, is convertible into one share of Common Stock), based on Amendment No. 1 to the Registrant's Preliminary Proxy Statement on Schedule 14A filed on February 25, 2003, the Registrant's Schedule 14D-9 filed on December 11, 2002 and the Registrant's Annual Report on Forms10-K and 10-K/A for the year ended December 31, 2002.

** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:     $248,745.11                            Filing Party:   Simon Property Group, Inc.; Simon Property
Form or Registration No.:   Schedule TO (File No. 005-42862),                      Acquisitions, Inc.; Westfield America, Inc
                            Amendment No. 1 to the Schedule TO     Date Filed:     December 5, 2002, December 16, 2002 and
                            and Amendment No. 5 to the                             January 15, 2003
                            Schedule TO

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
|_| Check the appropriate boxes below to designate any transactions to which the statement relates.
     |X| third-party tender offer subject to Rule 14d-1.
     |_| issuer tender offer subject to Rule 13e-4.
     |_| going-private transaction subject to Rule 13e-3.
     |_| amendment to Schedule 13D under Rule 13d-2.
         Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|
================================================================================


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                                   SCHEDULE TO

                  This Amendment No. 28 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "Commission") on December 5, 2002, as amended and supplemented by Amendment No. 1 thereto filed with the Commission on December 16, 2002, by Amendment No. 2 thereto filed with the Commission on December 27, 2002, by Amendment No. 3 thereto filed with the Commission on December 30, 2002, by Amendment No. 4 thereto filed with the Commission on December 31, 2002, by Amendment No. 5 thereto filed with the Commission on January 15, 2003, by Amendment No. 6 thereto filed with the Commission on January 15, 2003, by Amendment No. 7 thereto filed with the Commission on January 16, 2003, by Amendment No. 8 thereto filed with the Commission on January 22, 2003, by Amendment No. 9 thereto filed with the Commission on January 23, 2003, by Amendment No. 10 thereto filed with the Commission on February 7, 2003, by Amendment No. 11 thereto filed with the Commission on February 11, 2003, by Amendment No. 12 thereto filed with the Commission on February 18, 2003, by Amendment No. 13 thereto filed with the Commission on February 21, 2003, by Amendment No. 14 thereto filed with the Commission on February 21, 2003, by Amendment No. 15 thereto filed with the Commission on February 27, 2003, by Amendment No. 16 thereto filed with the Commission on February 27, 2003, by Amendment No. 17 thereto filed with the Commission on February 28, 2003, by Amendment No. 18 thereto filed with the Commission on March 3, 2003, by Amendment No. 19 thereto filed with the Commission on March 6, 2003, by Amendment No. 20 thereto filed with the Commission on March 18, 2003, by Amendment No. 21 thereto filed with the Commission on March 21, 2003, by Amendment No. 22 thereto filed with the Commission on March 28, 2003, by Amendment No. 23 thereto filed with the Commission on March 31, 2003, by Amendment No. 24 thereto filed with the Commission on April 30, 2003, by Amendment No. 25 thereto filed with the Commission on May 2, 2003, by Amendment No. 26 thereto filed with the Commission on May 9, 2003 and by Amendment No. 27 thereto filed with the Commission on May 12, 2003 (as amended and supplemented, the "Schedule TO") relating to the offer by Simon Property Acquisitions, Inc., a Delaware corporation (the "Purchaser") and wholly owned subsidiary of Simon Property Group, Inc., a Delaware corporation ("SPG Inc."), to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Taubman Centers, Inc. (the "Company") at a purchase price of $20.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 5, 2002 (the "Offer to Purchase"), and the Supplement to the Offer to Purchase, dated January 15, 2003 (the "Supplement"), and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). This Amendment No. 28 to the Schedule TO is being filed on behalf of the Purchaser, SPG Inc. and Westfield America, Inc. ("WEA").

                  Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase, the Supplement and the Schedule TO, as applicable.

                  The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.


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Item 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


       Item 7 of the Schedule TO is hereby amended and supplemented by deleting the penultimate paragraph under Section 8, "Source and Amount of Funds," in the Supplement to the Offer to Purchase and inserting in its place the following paragraphs:


         Westfield America Limited Partnership ("WALP") has obtained from UBS Warburg Real Estate Investments Inc. and Lehman Brothers Bank FSB (or an affiliate thereof), a commitment letter, dated April 8, 2003 providing for a credit facility (the "WALP Credit Facility") in an aggregate amount of up to $750 million for a 36 month term. The WALP Credit Facility will provide sufficient funds for WEA or its designated assignee to acquire 50% of the Purchaser (or its designee) upon completion of the Offer. WEA will unconditionally guarantee all obligations under the WALP Credit Facility. The commitment letter dated January 15, 2003 from Deutsche Bank AG, Cayman Islands Branch, and UBS AG, Stamford Branch to WEA which provided for a credit facility in an aggregate amount of up to $550 million expired undrawn on May 14, 2003.


         The WALP Credit Facility will consist of two tranches: Tranche A in an amount up to $450 million ("Tranche A") and Tranche B in an amount up to $300 million ("Tranche B"). Amounts drawn and outstanding under Tranche A will bear interest at WALP's option at a rate equal to (i) the greater of (A) 30-day LIBOR and (B) 1.20% per annum plus, in each case, a margin of 1.15% (the "Tranche A Margin") or (ii) the "Adjusted Base Rate" for such day plus the Tranche A Margin, where the "Adjusted Base Rate" is equal to the higher of (A) the Prime Rate for such day and (B) 0.50% plus the Federal Funds Rate. Tranche A will be secured by a first mortgage lien on certain real estate properties of WALP or one or more of its subsidiaries.


         Amounts drawn and outstanding under Tranche B will bear interest at WALP's option at a rate equal to (i) the greater of (A) 30-day LIBOR and (B) 1.20% per annum plus, in each case, a margin of 2.50% (the "Tranche B Margin") or (ii) the "Adjusted Base Rate" for such day plus the Tranche B Margin. Tranche B will be secured by, if not restricted by the terms of certain existing agreements or the terms of certain existing indebtedness, a pledge of WALP's equity interest in any U.S. subsidiary that owns, directly or indirectly, real estate assets, which equity interests must have an aggregate value of the lesser of (i) 200% of the then outstanding principal balance of the Tranche B facility and
         (ii) $500,000.

         The WALP Credit Facility will contain customary representations and warranties, covenants, voluntary and mandatory repayment provisions and events of default.

         WALP expects to repay the borrowings under the WALP Credit Facility out of cash from operations, the proceeds from other short- and long-term debt financings, joint venture equity, asset sales and/or issuances of securities. WEA currently does not have alternative financing arrangements in the event that it does not obtain financing under its primary financing plans.

         A copy of the commitment letter for the WALP Credit Facility, dated April 8, 2003, is filed herewith as Exhibit (a)(5)(zz).

Item 11.       ADDITIONAL INFORMATION.

               On May 12, 2003, the SPG Plaintiffs filed a Brief in Opposition to Defendants' Motion to Suspend Injunction Pending Appeal (the "Brief") in the United States District Court for the Eastern District of Michigan, in response to the Motion to Suspend Injunction Pending Appeal filed on May 9, 2003 by the Company, the Company Board and certain members of the Taubman family. A copy of the Brief is filed herewith as Exhibit (a)(5)(YY).


Item 12.       EXHIBITS.


(a)(5)(YY) Brief of SPG Plaintiffs in Opposition to Defendants' Motion to Suspend Injunction Pending Appeal, filed by Simon Property Group, Inc. and Simon Property Acquisitions, Inc. on May 12, 2003 in the United States District Court for the Eastern District of Michigan.


(a)(5)(ZZ) Commitment Letter, dated April 8, 2003, between Westfield America Limited Partnership, UBS Warburg Real Estate Investments Inc. and Lehman Brothers Bank FSB.



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                                    SIGNATURE

                  After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of May 13, 2003 that the information set forth in this statement is true, complete and correct.


                             SIMON PROPERTY GROUP, INC.

                             By: /s/ JAMES M. BARKLEY
                                 --------------------------------------
                                 Name:    James M. Barkley
                                 Title:   Secretary and General Counsel


                             SIMON PROPERTY ACQUISITIONS, INC.

                             By: /s/ JAMES M. BARKLEY
                                 --------------------------------------
                                 Name:    James M. Barkley
                                 Title:   Secretary and Treasurer




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                  After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies as of May 13, 2003 that the information set forth in this statement is true, complete and correct.


                             WESTFIELD AMERICA, INC.

                             By: /s/ PETER R. SCHWARTZ
                                 ----------------------------------------
                                 Name:    Peter R. Schwartz
                                 Title:   Senior Executive Vice President


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                                  EXHIBIT INDEX



EXHIBIT NO.          DESCRIPTION
-----------          ------------

(a)(5)(YY) Brief of SPG Plaintiffs in Opposition to Defendants' Motion to Suspend Injunction Pending Appeal, filed by Simon P roperty Group, Inc. and Simon Property Acquisitions, Inc. on May 12, 2003 in the United States District Court for the Eastern District of Michigan.

(a)(5)(ZZ) Commitment Letter, dated April 8, 2003, between Westfield America Limited Partnership, UBS Warburg Real Estate Investments Inc. and Lehman Brothers Bank FSB.